UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                         REALTY INFORMATION GROUP, INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   75612B 10 7
                                 (CUSIP Number)

                                 Eric R. Markus
                           Wilmer, Cutler & Pickering
                               2445 M Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 7, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 2 of 5

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                   MICHAEL R. KLEIN

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           See Item 3 below

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.

--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                              2,094,393

   NUMBER OF       -------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                               28,992
   BENEFICIALLY
   OWNED BY EACH   -------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                         2,094,393

                   -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                          28,992

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       2,123,385

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           25.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                                 IN

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 3 of 5

     This Statement on Schedule 13D relates to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock"), of Realty Information Group, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement relates is the Common Stock issued by the Company, which has its principal executive office at 7475 Wisconsin Avenue, Bethesda, MD 20814.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) Michael R. Klein.

     (b) The business address for Mr. Klein is 2445 M Street, N.W., Washington, D.C. 20037.

     (c) Mr. Klein is a partner at Wilmer, Cutler & Pickering.

     (d) and (e) Mr. Klein has not been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (f) Mr. Klein is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No funds are being used by Mr. Klein in connection with any acqusition of Shares. Rather, pursuant to an Agreement and Plan of Contribution, dated March 5, 1998 (the "Contribution Agreement"), Mr. Klein and all of the other investors in two related entities -- Realty Information Group, L.P. ("RIGLP")and OLD RIG, Inc. ("RIGINC") -- agreed to exchange their partnership units in RIGLP and/or their shares of RIGINC for Shares of the Company. On July 7, 1998, in connection with the initial public offering of 2,500,000 Shares of Company common stock, Mr. Klein exchanged 16,685 units in RIGLP and 659,534 shares of RIGINC for 2,048,943 Shares of Company common stock. Mr. Klein also possessed a warrant to purchase 15,000 shares of stock of RIGINC at a price equal to 90% of the initial public offering price of RIGINC; by its own terms, that warrant became a warrant to purchase 45,450 Shares of Company common stock at $8.10 per share upon consummation of the Contribution Agreement and the initial public offering. In addition, Mr. Klein may be deemed to have beneficial ownership of 9,568 units of RIGLP, held for the benefit of his nieces and sons, which units were exchanged for 28,992 Shares of Company common stock on July 7, 1998.

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 4 of 5


ITEM 4. PURPOSE OF TRANSACTION.

     Mr. Klein exchanged his units in RIGLP and his shares of RIGINC for Shares of the Company to facilitate the consolidation of RIGLP and RIGINC with and into the Company and to facilitate a public offering of 2,500,000 Shares of Company common stock. Mr. Klein may sell some or all of the Shares, either in the open market or in private transactions depending on his evaluation of the Company's business, prospects and financial condition, the market for the Shares, other opportunities available to Mr. Klein, general economic conditions, stock market conditions and further developments. Mr. Klein's ability to sell any Shares is, however, subject to the terms of a lock-up agreement entered into between Mr. Klein and Allen & Company Incorporated (on behalf of the underwriters of the public offering), dated June 22, 1998. The lock-up expires on or about February 17, 1999.

     Mr. Klein is Chairman of the Board of the Company. Other than as described above, Mr. Klein has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Klein is the direct beneficial owner of 2,048,943 Shares of Company common stock and of a warrant to purchase an additional 45,450 Shares of Company common stock at $8.10 per share. Mr. Klein also may be deemed to have beneficial ownership of 14,496 Shares of Company common stock, held in trust by him and Stephanie Klein for the benefit of Sarah Klein and Hannah Klein, his nieces. Mr. Klein also may be deemed to have beneficial ownership of 14,496 Shares of Company common stock, held in trust by Peter Klein and Roy Fabry for the benefit of Nicholas Klein and Alexander Klein, Mr. Klein's sons. In aggregate, the foregoing shares represent approximately 25.6% of the outstanding Shares as of July 7, 1998. Mr. Klein disclaims beneficial ownership of the Shares held in trust for his nieces and sons.

     (b) Mr. Klein has the sole power to vote or direct the disposition of 2,094,393 Shares of Company common stock. Mr. Klein has the shared power to vote or direct the disposition of 14,496 Shares of Company common stock held in trust by him and Stephanie Klein for his nieces, and may be deemed to have the shared power to vote or direct the disposition of 14,496 Shares of Company common stock held in trust by others for his sons. Mr. Klein disclaims beneficial ownership of the Shares held in trust for his nieces and sons.

     (c) See Item 4 above. In addition, on May 12, 1998, the Company issued one incorporator's share to Mr. Klein for $12.50. That share was redeemable at the Company's option for the same price, which redemption occurred on July 13, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On March 5, 1998, Mr. Klein entered in the Contribution Agreement (see Item 3 above). On June, 22, 1998, Mr. Klein entered into the Lock-Up

CUSIP NO. 75612B 10 7             SCHEDULE 13D                       Page 5 of 5


Agreement. A copy of the Contribution Agreement and a copy of the Lock-Up are attached hereto as, respectively, Exhibits 1 and 2 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Agreement and Plan of Contribution, dated March 5, 1998, by and among the limited partners of RIGLP and the shareholders of RIGINC.

     Exhibit 2 Lock-Up Agreement, dated June 22, 1998, between Michael R. Klein and Allen & Company Incorporated.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 1998


MICHAEL R. KLEIN


/s/ Michael R. Klein
--------------------